

Mail Stop 4546

May 19, 2017

<u>VIA E-mail</u>
Ms. Sharon A. Virag
Vice President, Controller and Chief Accounting Officer
Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156

> **Re: Aetna Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 001-16095**

Dear Ms. Virag:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Notes to Consolidated Financial Statements</u>
<u>7. Health Care and Other Insurance Liabilities</u>
<u>Health Care Costs Payable, page 115</u>

1. You disclose herein that your estimates of prior years' health care costs payable decreased because claims were settled for amounts less than originally estimated, primarily due to lower health care cost trends as well as the actual claim submission time being faster than you assumed in establishing your health care costs payable in the prior year. Please provide us an analysis of the $764 million and $841 million favorable development for 2016 and 2015, respectively, as shown in the table presenting the components of the change in health care costs payable. In addition, provide us a similar analysis related to the $614 million development for the three months ended March 31, 2017 as shown in Note 6 to your condensed notes to consolidated financial statements included in your Form 10-Q for the quarterly period then ended. In your analyses, provide a break-down of development by product, customer, insured and any other

category you believe appropriate. In this regard, you present products on page 6, customers (i.e. commercial versus government businesses) on page 51 and insureds (i.e. medical commercial, medical Medicare/Medicaid, and dental) on page 53. In your analyses, also demonstrate how trends in lower health care cost and actual claim submission time being faster held true as an explanation of the development for each of the periods, and explain to us how faster submission time contributes to the favorable development.

2.   Please provide us analyses demonstrating why further disaggregation of the information included herein and, as applicable, in Note 6 of your condensed notes to consolidated financial statements included in your Form 10-Q for the quarterly period ended March 31, 2017 about incurred and cumulative paid health care claims development, net of reinsurance as of the latest annual balance sheet date, the total IBNR liabilities plus expected development on reported claims as of the latest annual and interim balance sheet dates, and the table presenting the components of the change in health care costs payable is not required pursuant to ASC 944-40-50-4A and 50-4H. Refer to the preceding comment and address disaggregation by product, customer, insured and any other category you believe appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance